RECEIVED

2008 OCT 27 P 1:57

OFFICE OF INTERNA...
...PORATE F...

ITC Limited

[redacted]

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

08005601

24th October, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Unaudited Financial Results for the Quarter and Half-Year ended 30th September, 2008

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company alongwith Segment-wise Revenue, Results and Capital Employed for the Quarter and Half-Year ended 30th September, 2008, approved at the meeting of the Board of Directors of the Company held on 24th October, 2008.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter and Half-Year ended 30th September, 2008, is also enclosed.

Yours faithfully,
ITC Limited

PROCESSED
OCT 30 2008
THOMSON REUTERS

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

10/29

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Unaudited Financial Results for the Quarter and Half Year ended 30th September, 2008 (Standalone)

(Rs. In Crores)

		Quarter ended 30.09.2008	Quarter ended 30.09.2007	Half Year ended 30.09.2008	Half Year ended 30.09.2007	Twelve months ended 31.03.2008 (Audited)
GROSS INCOME		5843.86	5228.33	11802.76	10476.64	21966.84
NET SALES	(1)	3763.29	3270.14	7662.99	6563.97	13947.53
OTHER OPERATING INCOME	(2)	99.38	48.22	133.68	69.08	234.47
NET INCOME (1+2)	(3)	3862.67	3318.36	7796.67	6633.05	14182.00
EXPENDITURE						
a) (Increase) / decrease in stock-in-trade and work in progress		(108.24)	15.88	(156.61)	14.96	(5.69)
b) Consumption of raw materials		1435.94	1097.93	2772.14	2156.94	4639.35
c) Purchase of traded goods		220.73	342.46	736.46	687.39	1383.04
d) Employees cost		237.67	175.06	455.78	351.61	733.32
e) Depreciation		133.99	106.20	260.10	207.23	438.46
f) Other expenditure		861.18	606.82	1612.09	1193.52	2793.57
g) Total	(4)	2781.27	2344.35	5679.96	4611.65	9982.05
PROFIT FROM OPERATIONS BEFORE OTHER INCOME AND INTEREST (3-4)	(5)	1081.40	974.01	2116.71	2021.40	4199.95
OTHER INCOME	(6)	110.45	160.03	190.50	240.74	376.43
PROFIT BEFORE INTEREST (5+6)	(7)	1191.85	1134.04	2307.21	2262.14	4576.38
INTEREST (Net)	(8)	2.78	0.91	4.19	0.08	4.61
PROFIT AFTER INTEREST AND BEFORE TAX (7-8)	(9)	1189.07	1133.13	2303.02	2262.06	4571.77
Less:						
TAX EXPENSE	(10)	386.35	362.26	751.63	708.32	1451.67
NET PROFIT AFTER TAX (9-10)	(11)	802.72	770.87	1551.39	1553.74	3120.10
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1/- each)	(12)	377.02	376.39	377.02	376.39	376.86
RESERVES EXCLUDING REVALUATION RESERVES	(13)	-	-	-	-	11624.69
EARNINGS PER SHARE (Rs.)	(14)					
- Basic (Rs.)		2.13	2.05	4.12	4.13	8.29
- Diluted (Rs.)		2.12	2.04	4.09	4.12	8.25
PUBLIC SHAREHOLDING	(15)					
- NUMBER OF SHARES		3745605228	3734645541	3745605228	3734645541	3741500893
- PERCENTAGE OF SHAREHOLDING		99.35	99.22	99.35	99.22	99.28

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 24th October, 2008.

(ii) Figures for the previous periods have been re-arranged, wherever necessary, to conform to the figures for the current period. The Company does not have any Exceptional or Extraordinary items to report for the above periods.

(iii) Gross Income comprises Segment Revenue, Other Operating Income and Other Income.

(iv) Gross Income includes Rs. 1871 Crores and Rs. 3816 Crores for the quarter and half year ended 30th September, 2008 being Excise Duties and other Local Taxes. (Corresponding previous quarter and half year ended 30th September 2007 - Rs. 1750 Crores and Rs. 3603 Crores respectively).

(v) The launch and rollout costs of the Company's brands 'Fiama Di Wills', 'Vivel Di Wills', 'Superia' and 'Vivel' covering the range of personal care products of soaps, shampoos, conditioners and shower gels, and the continuing significant brand building costs of the Foods business are reflected under 'Other Expenditure' stated above and in segment results under 'FMCG-Others'.

(vi) During the quarter, 15,54,560 Ordinary Shares of Re. 1/- each were issued and allotted under the Company's Employee Stock Option Schemes. Consequently, the issued and paid-up Share Capital of the Company as on 30th September, 2008 stands increased to Rs. 377,01,64,610/-.

(vii) During the quarter, no investor complaint was received. There were no complaints pending at the beginning of the quarter.

(viii) During the quarter, the Company made a further investment of Rs. 60 Crores in the equity capital of ITC Infotech India Limited, a wholly owned subsidiary of the Company.

(ix) ITC Infotech (USA), Inc., a wholly owned subsidiary of ITC Infotech India Limited, acquired the entire Membership interest of Pyxis Solutions, LLC ('Pyxis'), a New York Limited Liability Company, on 11th August, 2008. Consequently, Pyxis became a wholly owned subsidiary of the Company from the said date.

(x) a) Provision for Taxation includes Rs. 7.74 Crores and Rs. 13.96 Crores for Fringe Benefit Tax for the quarter and half year ended 30th September, 2008 respectively (Corresponding previous quarter and half year ended 30th September, 2007 - Rs. 4.58 Crores and Rs. 13.34 Crores respectively).

b) Provision for Taxation is net of refunds as follows: For the quarter ended 30th September 2008 - Rs. Nil and half year ended 30th September 2008 - Rs. 2.31 Crores (Corresponding previous quarter ended 30th September, 2007 - Rs. Nil and half year ended 30th September, 2007 - Rs. 29.30 Crores).

(xi) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter ended 30th September, 2008 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Half Year ended 30th September, 2008

(Rs. in Crores)

		Quarter ended 30.09.2008	Quarter ended 30.09.2007	Half Year ended 30.09.2008	Half Year ended 30.09.2007	Twelve months ended 31.03.2008 (Audited)
1. Segment Revenue						
a) FMCG - Cigarettes	- Gross	3628.20	3271.71	7264.30	6713.20	13825.60
	- Net	1812.09	1573.73	3551.76	3211.41	6634.98
- Others	- Gross	759.31	583.76	1452.88	1126.00	2511.05
	- Net	757.45	583.76	1448.84	1126.00	2509.57
Total FMCG	**- Gross**	**4387.51**	**3855.47**	**8717.18**	**7839.20**	**16336.65**
	- Net	**2569.54**	**2157.49**	**5000.60**	**4337.41**	**9144.55**
b) Hotels	- Gross	248.96	226.10	508.39	447.33	1100.20
	- Net	228.33	208.06	467.30	411.94	1012.10
c) Agri Business	- Gross	864.09	740.73	2698.58	2127.39	3868.44
	- Net	864.09	740.73	2698.58	2127.39	3868.44
d) Paperboards, Paper & Packaging	- Gross	753.27	614.53	1405.00	1140.71	2364.33
	- Net	700.46	559.58	1306.38	1038 34	2157.94
Total	**- Gross**	**6253.83**	**5436.83**	**13329.15**	**11554.63**	**23669.62**
	- Net	**4362.42**	**3665.86**	**9472.86**	**7915.08**	**16183.03**
Less : Inter-segment revenue	- Gross	619.80	416.75	1850.57	1387.81	2313.68
	- Net	599.13	395.72	1809.87	1351.11	2235.50
Gross sales / Income from operations		**5634.03**	**5020.08**	**11478.58**	**10166.82**	**21355.94**
Net sales / Income from operations		**3763.29**	**3270.14**	**7662.99**	**6563.97**	**13947.53**
2. Segment Results						
a) FMCG - Cigarettes		1006.87	863.80	1968.28	1802.90	3634.04
- Others		(116.55)	(36.52)	(239.16)	(81.16)	(263.52)
Total FMCG		**890.32**	**827.28**	**1729.12**	**1721.74**	**3370.52**
b) Hotels		68.74	66.03	154.01	130.29	410.77
c) Agri Business		76.40	9.95	152.94	64.43	129.19
d) Paperboards, Paper & Packaging		122.24	125.56	245.67	212.14	453.14
Total		**1157.70**	**1028.82**	**2281.74**	**2128.60**	**4363.62**
Less : i) Interest (Net)		2.78	0.91	4.19	0.08	4.61
ii) Other un-allocable income net of un-allocable expenditure		(34.15)	(105.22)	(25.47)	(133.54)	(212.76)
Total Profit Before Tax		**1189.07**	**1133.13**	**2303.02**	**2262.06**	**4571.77**
Provision for Taxation		386.35	362.26	751.63	708.32	1451.67
Profit After Tax		**802.72**	**770.87**	**1551.39**	**1553.74**	**3120.10**
3. Capital Employed						
a) FMCG - Cigarettes *				2816.30	2272.85	2314.64
- Others				2403.42	1547.38	1826.66
Total FMCG				**5219.72**	**3820.23**	**4141.30**
b) Hotels				1979.42	1686.42	1865.32
c) Agri Business				753.89	1066.87	1468.97
d) Paperboards, Paper & Packaging				3709.77	2847.18	3264.18
Total Segment Capital Employed				**11662.80**	**9420.70**	**10739.77**

*Before considering provision of Rs. 565 Crores (30.09.2007 - Rs. 551 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery, Matches Agarbattis and Personal Care products.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging including Flexibles
Agri Business		- Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter / half year are after absorbing costs relating to the strategic e-Choupal initiative.

(5) Figures for the corresponding previous periods have been re-arranged, wherever necessary, to conform to the figures of the current period.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 24th October, 2008
Place : Kolkata, India

For and on behalf of the Board

Executive Director   Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J. L. Nehru Road
Kolkata - 700071

LIMITED REVIEW REPORT

We have reviewed the accompanying statement of unaudited financial results of ITC Limited for the quarter / half year ended 30th September, 2008. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2400 *Engagements to Review Financial Statements*, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements.

A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U.A.E., MUSCAT, OMAN

Based on our review, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges including the manner in which it is to be disclosed, or that it contains any material misstatement.

Further, we also report that the particulars relating to the number of shares as well as the percentage of shareholding in respect of aggregate of public shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints have been traced from the details furnished by the Management.

For A. F. Ferguson & Co.
Chartered Accountants

(M.S. Dharmadhikari)
Partner
Membership No.: 30802

Place: Kolkata
Date: 24th October, 2008

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

24th October, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the
Quarter and Half-Year ended 30th September, 2008

Further to our letter dated 24th October, 2008 forwarding the Unaudited Financial Results of the Company for the Quarter and Half-Year ended 30th September, 2008, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

ANNOUNCEMENT

Financial Results for the quarter ended 30th September, 2008

Net Turnover up 15%

Net Turnover at Rs 3763 crores registered a growth of 15% driven by the continued scale up of the new FMCG businesses, which grew by 30%, higher Paperboard & Packaging revenues and strong performance by the Agri businesses.

The unprecedented increase in excise duties on non-filter cigarettes in the Union Budget 2008, steep increases in commodity prices and store rentals, the brand building costs of the new Personal Care portfolio and the significant investments in enhancing distribution capability combined to exert intense pressure on profitability during the quarter. Consequently, pre-tax profits at Rs. 1189 crores registered a subdued growth of 4.9% over the same period last year. Post tax profit at Rs. 803 crores grew by 4.1%. Earnings Per Share stood at Rs. 2.13 (SPLY Rs 2.05).

FMCG – Cigarettes

The extraordinary increase in the rates of excise duties on non-filter cigarettes, of the order of 140-390%, in the 2008 Union budget has made it unviable for legitimate manufacturers to make value propositions that will appeal to consumers in this segment. The Company had no option but to discontinue the manufacture and marketing of non-filter cigarettes in the Plain and Micro segments. In the immediate aftermath, consumers have moved to revenue-inefficient tobacco products, including smuggled and tax-evaded cigarettes with consequential steep decline in volumes for the highly taxed legitimate cigarette sector.

Despite these unfortunate turn of events, coming on the heels of a 30% increase in the incidence of taxation in the previous year, the Company's relentless efforts to create value through international quality products; significant investments in technology and product design; and focussed marketing and distribution have driven a sizeable shift of consumers to the filter segments and enabled the Company to sustain its leadership position in the cigarette industry under testing circumstances.

With organized industry substantially vacating the non-filter segment and the huge financial arbitrage resting in tax evasion, contraband and illegitimate players have mushroomed leading to an estimated trebling of illegal cigarette volumes. These low priced illegal cigarettes are a growing threat to Government revenue, market stability and the social objective of regulating tobacco. It is imperative that enforcement authorities check this phenomenon to preserve revenues that rightfully belong to the Government.

The industry has been subjected to further stress with the recent implementation of smoking ban in public places. This is clearly discriminatory against the cigarette industry as it will propel consumers to cheaper forms of non-smoking tobacco consumption. It is apprehended that the twin impact of mushrooming illegal trade and switching to cheaper tobacco products will have a significant adverse impact on the earnings of thousands of small, marginal farmers, especially in rain-fed areas where several attempts to grow alternative crops have failed to yield results.

The Company believes that the economic potential of tobacco can be maximised through moderation of taxes on tobacco, minimisation of discriminatory taxes between different classes of tobacco products and a regulatory framework that addresses the genuine concerns of all the stakeholders of the tobacco industry. The need is for a balanced agenda on tobacco, both fiscal and regulatory.

Branded Packaged Foods

The Branded Packaged Foods business registered a sales growth of 24% over the previous year despite the economic slowdown and increasing competitive pressures. The on-going inflationary pressures on input commodities along with the high fuel prices impacted the profitability of the business. Having acquired reasonable scale in a relatively short span of time, the business is progressively focusing on consolidating the portfolio in select categories, improving market servicing and driving supply chain efficiencies.

The **'Bingo!'** product range got further enhanced with the recent launch of Finger Snack **'Hatke Jhatke'**, appropriately shaped like a wave, which takes Bingo!'s philosophy of 'combinations' forward with two exciting flavours - **Funky Masala & Tomato Twist**. Bingo!'s positioning as a youthful and innovative snack has got reinforced with a choice of flavours.

The product mix of the **'Sunfeast'** range of biscuits witnessed continued enrichment driven by improving sales of value added products like Creams, Cookies etc. The excise relief accorded to low and mid-priced biscuits, consistent with the Government's stated intention to promote the food processing industry, has given a fillip to the sector. It is hoped that the Government would respond to the industry's representation favourably and extend the relief to the entire category.

In the Staples category, **'Aashirvaad'** further built on its leadership position with revenues growing handsomely.

Confectionery sales grew significantly during the quarter, driven by '**Eclairs**' and the extension of new segments like Lactos, which is being rolled out nationally. Similarly, the Ready-to-Eat (RTE) group continues to grow steadily, having made its first foray into the frozen foods segment in the US markets.

Lifestyle Retailing

The Lifestyle retailing business continued to enhance consumer franchise with a retail footprint, which now stands at 53 '**Wills Lifestyle**' stores, an extensive network of '**John Players**' exclusive brand outlets and expanded visibility at reputed large format stores and multi brand outlets.

Wills Lifestyle, embarking upon a major rejuvenation and brand makeover plan, has tied up with budding designers, Italian fabric makers and established designers to ensure cost optimisation for its premium range. The brand makeover is being reflected through new-look stores, launch of premium product lines, and tie-ups with leading design and management companies for world-class product presentation inside the stores. The business is focussing on women's wear, a big growth opportunity. The business is mitigating high rental costs by re-negotiating, taking early positions in key malls and considering selective ownership of stores.

Personal Care Products

The business continued to register a healthy growth, improving its footprint amongst the national branded players. A range of personal care products under the brands **'Fiama Di Wills'**, '**Vivel Di Wills**', '**Vivel**' and '**Superia**' addresses identified segments of the market with differentiated value benefits. The product portfolio got further enhanced with the launch of the '**Superia**' range of anti-dandruff shampoos during the quarter.

'Fiama Di Wills' launched the national Fiama Di Wills Beautiful Face Hunt 2008 during the quarter to provide a unique opportunity to aspiring models across the country to represent India. **'Fiama Di Wills'** with its unique selling proposition combining the goodness of nature and science to impart gentle and effective care continues to promote beauty with an array of product innovations.

Education & Stationery Products

The stationery business continued to be scaled up. The **'Classmate'** range of notebooks, which is the country's most widely distributed brand, is being marketed through school contact programmes, point of sale promotions and the Classmate Young Author Contest. The notebooks also communicate the company's Triple Bottom Line message of being environment conscious.

The recently launched **'Classmate Invento'** geometry boxes for school students are being extended across select markets.

Hotels

During the quarter, the hotels business posted a revenue growth of 10% to touch Rs. 228 crs. Despite the economic slowdown, de-growth in domestic air travel and lower growth in foreign traffic, the business registered a growth in occupancies and average room rates during the quarter. The business maintained its leadership in terms of operating efficiency as measured by the ratio of PBDIT to Net Income.

The recently launched **'Kaya Kalp - The Royal Spa'** at ITC Mughal, Agra has been adjudged the winner of Tatler's best spa by the London based Tatler Group. The Royal Spa, which is Asia's largest, re-inforces the Company's philosophy of providing premium experiences for the discerning guest. The spa captures the Mughal concept of paradise by the extensive use of running water, fountains, outdoor rain water showers, courts full of greenery open to the skies and opulent interiors.

Construction activity in respect of the super deluxe luxury hotel projects at Bangalore and Chennai is progressing satisfactorily as per project plans.

Paperboards, Specialty Papers & Packaging

The business maintained its market leadership with segment revenues increasing by 25%.

The quarter witnessed a continuing trend of steep inflation in the cost of fuel and major raw materials. Globally, pulp and waste paper prices spiraled, mainly due to the widening demand supply gap. In addition, the quarter saw exhorbitant increase in coal prices impacting the profitability of the business. The business succeeded in partially neutralising cost pressures by optimising opportunity buying and increasing sales realisations.

The new 'Ozone bleached' Pulp mill with an annual capacity of 1.22 lac tones is fast reaching optimum levels of capacity utilization. It is the first of its kind in the country to meet world-class environmental standards – a testimony to the Company's commitment to the 'triple bottom line'. This differentiated capability, apart from mitigating the impact of escalation in the price of hardwood pulp, will enable the business to expand the market for superior value added paper and paperboards on the strength of competitive cost and quality. The business has also quickly ramped up production from its newly commissioned 1 lac ton paper plant driving synergies and value capture based on strong forward linkages with the stationery business.

The Packaging and Printing business continued to provide strategic support to the Company's cigarette and other FMCG businesses by ensuring security of supplies and sustaining international quality. The flexibles and carton lines, commissioned recently, are being scaled up to cater to the distinctive and

innovative packaging requirements of the Company's Branded Packaged Foods and Personal Care businesses. The business is driving substantial growth in external business forging linkages with the consumer electronics industry and other FMCG customers. The business has recently commissioned a 14 MW Wind Energy Project in the state of Tamil Nadu. The project, in line with the Company's pursuit of investing in clean technologies, will result in cost savings and enhance ITC's positive environmental footprint.

Agri Business

The business revenues grew by 17%, driven by an impressive growth in leaf tobacco exports.

The leaf tobacco crop from Andhra witnessed an unprecedented spurt in prices with rates increasing by more than 80% on the back of demand supply mismatch. Despite this challenging scenario, the business was able to maintain its export growth momentum profitably. The business continued to provide strategic sourcing support to the Company's cigarette business by ensuring international quality supplies.

The e-Choupal model continues to improve farmer effectiveness through the establishment of an IT enabled virtual network providing access to quality and cost competitive agricultural inputs. The information and guidance provided on agricultural best practices is enabling farmers to improve productivity significantly.

Strategic Investment

During the quarter, ITC Infotech (USA), Inc, a subsidiary of ITC Infotech Limited, acquired Pyxis Solutions, a US based company specializing in quality assurance and testing. Consequently Pyxis became a wholly owned subsidiary of the Company. Pyxis brings on board differentiated capabilities of domain expertise in the Banking and Financial Services sector, superior methodologies and the strength of niche service offerings to an impressive roster of clients. The synergies between the two companies will provide opportunities to cross-sell by leveraging existing customer relationships of both the companies.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company continued to make progress during the quarter in its social and environmental initiatives.

The Company deepened its imprint on the social sector by expanding to newer districts during the period. Social development projects are currently being progressed in 50 districts spread over the states of Andhra Pradesh, Bihar, Kerala, Karnataka, Maharashtra, Madhya Pradesh, Orissa, Rajasthan, Tamil Nadu, Uttar Pradesh and West Bengal.

The pioneering social development projects include initiatives in watershed development, social farm and forestry programmes, soil & moisture conservation programmes designed to assist farmers in identified moisture-stressed districts, preservation of precious topsoil for agriculture and group irrigation projects. Towards improving the income earning capability of the farming community, sustainable agricultural practices were provided a major boost during the quarter with the promotion of organic fertiliser units through vermi-composting and NADEP technologies. Similarly, programme for genetic improvement of cattle was undertaken through artificial insemination to produce high-yielding crossbred progenies. Integrated animal husbandry services were provided during the quarter. These included addressing the needs of problem breeders, vaccines, feed additives and awareness drives. The initiative for the economic empowerment of women also continued apace with provision of gainful employment either in micro-enterprises or through self-employment with the support of income generation loans.

The Company's social sector footprint can be seen at a glance in the following chart:

Intervention Areas	Unit of Measurement	Sep 2008 (Cumulative Achievement)
Total Districts Covered	Number	50
Social and Farm Forestry	Hectare	84722
Soil and Moisture Conservation Programme	Hectare	38476
Sustainable Agricultural Practices		
Organic Fertliser units	Number	12994
Sustainable Livelihoods Initiative		
Cattle Development Centres	Number	103
Animal Husbandry Services	Milch Animals	214538
Economic Employment of Women		
SHG Members	Persons	6715
Women Entrepreneurs	Persons	16577
Primary Education		
Beneficiaries	Children	128000
Health and Sanitation		
Low Cost Sanitary Units	Number	2565

The Board of Directors, at its meeting in Kolkata on 24th October 2008, approved the financial results for the quarter ended 30th September 2008, which are enclosed.

(Nazeeb Arif)
Vice President
Corporate Communications

END